   As filed with the Securities and Exchange Commission on October 16, 2001.
                                                         Registration No.[ ____]
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                         ------------------------------
                                ACTIVISION, INC.
             (Exact name of registrant as specified in its charter)

           Delaware                                              95-4803544
(State or other jurisdiction of                               (I.R.S. Employer
 incorporation or organization)                              Identification No.)

                            3100 Ocean Park Boulevard
                         Santa Monica, California 90405
                                 (310) 255-2000
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                         ------------------------------

                                ROBERT A. KOTICK
                Chairman of the Board and Chief Executive Officer
                                Activision, Inc.
                            3100 Ocean Park Boulevard
                         Santa Monica, California 90405
                                 (310) 255-2000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------

                                   Copies To:
                 Robinson Silverman Pearce Aronsohn & Berman LLP
                           1290 Avenue of the Americas
                            New York, New York 10104
                      Attention: Kenneth L. Henderson, Esq.

                Approximate date of commencement of proposed sale
              to the public: From time to time after the effective
                      date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of
1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c)
under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                         CALCULATION OF REGISTRATION FEE
===================================== ================= ======================
                                                          Proposed Maximum
         Title of Class of                 Amount          Offering Price
    Securities to be Registered       to be Registered      Per Share (1)
------------------------------------- ----------------- ----------------------
Common Stock, $.000001 par value       770,051 shares          $31.73
===================================== ================= ======================

======================= =======================
       Proposed
  Maximum Aggregate           Amount of
  Offering Price(1)        Registration Fee
----------------------- -----------------------
     $24,433,718               $6,109
======================= =======================

(1)  Estimated solely for purposes of calculating the registration fee pursuant to the provisions of Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the reported last high and low sales prices on the Nasdaq National Market on October 10, 2001.

(2)  Each share of common stock includes a right to purchase one one-hundredth of a share of Series A Junior Preferred Stock pursuant to a rights agreement between the registrant and Continental Stock Transfer & Trust
     Company, as Rights Agent.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL
FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION
STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME
EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A),
MAY DETERMINE.
================================================================================

                              SUBJECT TO COMPLETION
                  PRELIMINARY PROSPECTUS DATED OCTOBER 16, 2000

                                 770,051 Shares

                                ACTIVISION, INC.

                                  Common Stock

                         ------------------------------

     The stockholders of Activision, Inc. listed in this prospectus under the section entitled "Selling Stockholders" are offering and selling up to 777,051 shares of Activision's common stock under this prospectus.

     All of the Selling Stockholders acquired their shares of Activision common stock in connection with Activision's acquisition on October 1, 2001 of Treyarch
Invention LLC, a California based console software development company. The
Selling Stockholders were all of the members and certain employees of Treyarch.

     Activision will not receive any of the proceeds from the sale of shares being offered by the Selling Stockholders.

     Activision's common stock is traded in the NASDAQ National Market System under the symbol "ATVI." On October 10, 2001, the last sale price for the common stock as reported on the NASDAQ National Market System was $32.15 per share.

     No underwriting is being used in connection with this offering of common stock. The shares of common stock are being offered without underwriting discounts. The expenses of this registration will be paid by Activision. Normal brokerage commissions, discounts and fees will be payable by the Selling
Stockholders.

     Activision's principal executive offices are located at 3100 Ocean Park
Boulevard, Santa Monica, California 90405, telephone number (310)-255-2000.

     For a discussion of certain matters that should be considered by prospective investors, see "Risk Factors" starting on page 4 of this Prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the shares of common stock offered or sold under this prospectus or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

     The information in this prospectus is not complete and may be changed. The
Selling Stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                The date of this Prospectus is __________, 2001.

                                TABLE OF CONTENTS

                              --------------------

     You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospectus may have changed since that date.

     Information contained in our web site does not constitute part of this document.

                              --------------------

                                       -i-

                           FORWARD-LOOKING STATEMENTS

     We make statements in this prospectus and the documents incorporated by reference that are considered forward-looking statements under the federal securities laws. Such forward-looking statements are based on the beliefs of our management as well as assumptions made by and information currently available to them. The words "anticipate," "believe," "may," "estimate," "expect," and similar expressions, and variations of such terms or the negative of such terms, are intended to identify such forward-looking statements.

     All forward-looking statements are subject to certain risks, uncertainties and assumptions. If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results, performance or achievements could differ materially from those expressed in, or implied by, any such forward-looking statements. Important factors that could cause or contribute to such difference include those discussed under "Risk Factors" in this prospectus and under "Business-Factors Affecting Future Performance" in our
Annual Report on Form 10-K. You should not place undue reliance on such forward-looking statements, which speak only as of their dates. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should carefully consider the information set forth under the heading "Risk Factors."

                                      -1-

                                  RISK FACTORS

     You should carefully consider the risks described below before investing in our common stock. The occurrence of any of the following risks could harm our business and our prospects. In that event, our business may be negatively affected, the price of our stock may decline and you may lose part or all of your investment.

We depend on a relatively small number of brands for a significant portion of our revenues and profits.

     A significant portion of our revenues are derived from products based on a relatively small number of popular brands each year. In addition, many of these products have substantial production or acquisition costs and marketing budgets.
In our fiscal year ended March 31, 2001, 49% of our worldwide net publishing revenues (37% of consolidated net revenues) was derived from two brands, one of which accounted for 39% and the other of which accounted for 10% of worldwide net publishing revenues (29% and 8%, respectively, of consolidated net revenues). In our fiscal year ended March 31, 2000, two brands accounted for 34%
of our worldwide net publishing revenues (24% of consolidated net revenues), one of which accounted for 19%, and the other of which accounted for 15% of worldwide net publishing revenues (13% and 11%, respectively, of consolidated net revenues). We expect that a limited number of popular brands will continue to produce a disproportionately large amount of our revenues. Due to this dependence on a limited number of brands, the failure of one or more products based on these brands to achieve anticipated results may significantly harm our business and financial results.

Our future success depends on our ability to release popular products.

     The life of any one game product is relatively short, in many cases less than one year. It is therefore important for us to be able to continue to develop many high quality new products that are popularly received. If we are unable to do this, our business and financial results may be significantly harmed.

     We focus our development and publishing activities principally on products that are, or have the potential to become, franchise brand properties. Many of these products are based on intellectual property and other character or story rights acquired or licensed from third parties. The license and distribution agreements are limited in scope and time, and we may not be able to renew key licenses when they expire or to include new products in existing licenses. The loss of a significant number of our intellectual property licenses or of our relationships with licensors could have a material adverse effect on our ability to develop new products and therefore on our business and financial results.

The current transition in console platforms has a material impact on the market for interactive entertainment software.

     When new console platforms are announced or introduced into the market, consumers typically reduce their purchases of game console entertainment software products for current console platforms in anticipation of new platforms becoming available. During these periods, sales of our game console entertainment software products can be expected to slow down or even decline until new platforms have been introduced and have achieved wide consumer acceptance. We are currently experiencing such a transition period. Each of the three current principal hardware producers has either launched or announced that it will launch a new platform in the near future. Sony made the first shipments of its PlayStation 2 console system in North America and Europe in the fourth quarter of calendar year 2000. During that quarter, Sony's manufacturing shortages resulted in significant shipment delays of PlayStation 2 units in
North America and Europe. Nintendo announced that its new console system,
Nintendo GameCube, will be released in the fourth quarter of calendar year 2001 in Japan and North America and in calendar year 2002 in Europe. Microsoft announced that its new console system, Xbox, will be released in the fourth quarter of calendar year 2001 in North America and Japan and in calendar year
2002 in Europe. In June 2001, Nintendo launched its Game Boy Advance hand held device. Delays in the launch, shortages of these platforms or lack of consumer acceptance could adversely affect our sales of

                                      -2-

products for these platforms. Current sales of our products for the existing
PlayStation and Nintendo 64 platforms have been negatively affected by the new platform transition.

We must make significant expenditures to develop products for new platforms which may not be successful or released when anticipated.

     The interactive entertainment software industry is subject to rapid technological change. New technologies could render our current products or products in development obsolete or unmarketable. We must continually anticipate and assess the emergence and market acceptance of new interactive entertainment software platforms well in advance of the time the platform is introduced to consumers. New platforms have historically required the development of new software and also have the effect of undermining demand for products based on older technologies. Because product development cycles are difficult to predict, we must make substantial product development and other investments in a particular platform well in advance of introduction of the platform. If the platforms for which we develop new software products or modify existing products are not released on a timely basis or do not attain significant market penetration, or if we develop products for a delayed or unsuccessful platform, we may not be able to recover in revenues our development costs which could be significant and our business and financial results could be significantly harmed. A recent announcement by Sega Corporation that it has discontinued its
Dreamcast platform shows that even experienced hardware manufacturers are not immune to failure.

We are exposed to seasonality in the purchases of our products.

     The interactive entertainment software industry is highly seasonal, with the highest levels of consumer demand occurring during the year-end holiday buying season. As a result, our net revenues, gross profits and operating income have historically been highest during the second half of the year. Additionally, in a platform transition period such as the one taking place now, sales of game console software products can be significantly affected by the timeliness of introduction of game console platforms by the manufacturers of those platforms, such as Sony, Microsoft and Nintendo. The timing of hardware platform introduction is also often tied to holidays and is not within our control.
Further, delays in development, licensor approvals or manufacturing can also affect the timing of the release of our products, causing us to miss key selling periods such as the year-end holiday buying season.

We depend on skilled personnel.

     Our success depends to a significant extent on our ability to identify, hire and retain skilled personnel. The software industry is characterized by a high level of employee mobility and aggressive recruiting among competitors for personnel with technical, marketing, sales, product development and management skills. We may not be able to attract and retain skilled personnel or may incur significant costs in order to do so. If we are unable to attract additional qualified employees or retain the services of key personnel, our business and financial results could be negatively impacted.

We depend on Sony and Nintendo for the manufacture of products that we develop for their hardware platforms.

     Generally, when we develop interactive entertainment software products for hardware platforms offered by Sony or Nintendo, the products are manufactured exclusively by that hardware manufacturer. Our hardware platform licenses with
Sony and Nintendo provide that the manufacturer may change prices for the manufacturing of products. In addition, these agreements include other provisions such as approval rights of all products and related promotional materials that give the manufacturer substantial control over our costs and the release of new titles. Since each of the manufacturers is also a publisher of games for its own hardware platforms and manufactures products for all of its other licensees, a manufacturer may give priority to its own products or those of our competitors in the event of insufficient manufacturing capacity. Our business and

                                      -3-

financial results could be materially harmed by unanticipated delays in the manufacturing and delivery of our products by Sony or Nintendo. In addition, our business and financial results could be materially harmed if Sony or Nintendo used their rights under these agreements to delay the manufacture or delivery of our products, limit the costs recoverable by us to manufacture software for their consoles, or elect to manufacture software themselves or use developers other than us.

If our products contain defects, our business could be harmed significantly.

     Software products as complex as the ones we publish may contain undetected errors when first introduced or when new versions are released. We cannot assure you that, despite extensive testing prior to release, errors will not be found in new products or releases after shipment, resulting in loss of or delay in market acceptance. This loss or delay could significantly harm our business and financial results.

Inadequate intellectual property protections could prevent us from enforcing or defending our proprietary technology.

     We regard our software as proprietary and rely on a combination of copyright, trademark and trade secret laws, employee and third party nondisclosure agreements and other methods to protect our proprietary rights. We own or license various copyrights and trademarks. While we provide "shrinkwrap"
license agreements or limitations on use with our software, it is uncertain to what extent these agreements and limitations are enforceable. We are aware that some unauthorized copying occurs within the computer software industry, and if a significantly greater amount of unauthorized copying of our interactive entertainment software products were to occur, it could cause material harm to our business and financial results.

     Policing unauthorized use of our products is difficult, and software piracy can be a persistent problem, especially in some international markets. Further, the laws of some countries where our products are or may be distributed either do not protect our products and intellectual property rights to the same extent as the laws of the United States, or are poorly enforced. Legal protection of our rights may be ineffective in such countries, and as we leverage our software products using emerging technologies such as the Internet and online services, our ability to protect our intellectual property rights and to avoid infringing intellectual property rights of others may diminish. We cannot assure you that existing intellectual property laws will provide adequate protection for our products in connection with these emerging technologies.

We may be subject to intellectual property claims.

     As the number of interactive entertainment software products increases and the features and content of these products continue to overlap, software developers increasingly may become subject to infringement claims. Many of our products are highly realistic and feature materials that are based on real world examples, which may inadvertently infringe upon the intellectual property rights of others. Although we believe that we make reasonable efforts to ensure that our products do not violate the intellectual property rights of others, it is possible that third parties still may claim infringement. From time to time, we receive communications from third parties regarding such claims. Existing or future infringement claims against us, whether valid or not, may be time consuming and expensive to defend.

     Intellectual property litigation or claims could force us to do one or more of the following:

     •    Cease selling, incorporating or using products or services that incorporate the challenged intellectual property;

     •    Obtain a license from the holder of the infringed intellectual property, which if available at all, may not be available on commercially favorable terms; or

                                      -4-

     •    Redesign our interactive entertainment software products, which could cause us to incur additional costs, delay introduction and possibly reduce commercial appeal of our products.

     Any of these actions may cause material harm to our business and financial results.

We rely on independent third parties to develop many of our software products.

     We often rely on independent third party interactive entertainment software developers to develop many of our software products. Since we depend on these developers in the aggregate, we remain subject to the following risks:

     •    Continuing strong demand for developers' resources, combined with recognition they receive in connection with their work, may cause developers who worked for us in the past to either work for our competitors in the future or to renegotiate our agreements with them on terms less favorable to us.

     •    Limited financial resources and business expertise and inability to retain skilled personnel may force developers out of business prior to completing our products or require us to fund additional costs.

     Increased competition for skilled third party software developers also has compelled us to agree to make significant advance payments on royalties to game developers. If the products subject to these arrangements do not generate sufficient revenues to recover these royalty advances, we would have to write-off unrecovered portions of these payments, which could cause material harm to our business and financial results. In a few cases, we also agree to pay developers fixed per unit product royalties after royalty advances are fully recouped. To the extent that sales prices of products on which we have agreed to pay a fixed per unit royalty are marked down, our profitability could be adversely affected.

We operate in a highly competitive industry.

     The interactive entertainment software industry is intensely competitive and new interactive entertainment software products and platforms are regularly introduced. Our competitors vary in size from small companies to very large corporations with significantly greater financial, marketing and product development resources than we have. Due to these greater resources, certain of our competitors can undertake more extensive marketing campaigns, adopt more aggressive pricing policies, pay higher fees to licensors of desirable motion picture, television, sports and character properties and pay more to third party software developers than we can. We believe that the main competitive factors in the interactive entertainment software industry include: product features; brand name recognition; compatibility of products with popular platforms; access to distribution channels; quality of products; ease of use; price; marketing support; and quality of customer service.

     We compete primarily with other publishers of personal computer and video game console interactive entertainment software. Significant third party software competitors currently include, among others: Acclaim Entertainment,
Inc.; Capcom Co. Ltd.; Eidos PLC; Electronic Arts Inc.; Infogrames SA; Konami
Company Ltd.; Namco Ltd.; Take-Two Interactive Software, Inc.; THQ Inc. and
Vivendi Universal Publishing. In addition, integrated video game console hardware and software companies such as Sony Computer Entertainment, Nintendo
Co. Ltd., Microsoft Corporation and Sega Enterprises, Ltd. compete directly with us in the development of software titles for their respective platforms. In addition, Sega produces software titles for other platforms.

                                      -5-

     We also compete with other forms of entertainment and leisure activities.
For example, we believe that the overall growth in the use of the Internet and online services by consumers may pose a competitive threat if customers and potential customers spend less of their available time using interactive entertainment software and more using the Internet and online services.

We may face difficulty obtaining access to retail shelf space necessary to market and sell our products effectively.

     Retailers of our products typically have a limited amount of shelf space and promotional resources, and there is intense competition among consumer interactive entertainment software products for high quality retail shelf space and promotional support from retailers. To the extent that the number of products and platforms increases, competition for shelf space may intensify and may require us to increase our marketing expenditures. Retailers with limited shelf space typically devote the most and highest quality shelf space to the best selling products. We cannot assure you that our new products will consistently achieve such "best seller" status. Due to increased competition for limited shelf space, retailers and distributors are in an increasingly better position to negotiate favorable terms of sale, including price discounts, price protection, marketing and display fees and product return policies. Our products constitute a relatively small percentage of any retailer's sale volume, and we cannot assure you that retailers will continue to purchase our products or to provide our products with adequate levels of shelf space and promotional support on acceptable terms. A prolonged failure in this regard may significantly harm our business and financial results.

Our sales may decline substantially without warning and in a brief period of time because we generally do not have long-term contracts for the sale of our products.

     We currently sell our products directly through our own sales force to mass merchants, warehouse club stores, large computer and software specialty chains and through catalogs, as well as to a limited number of distributors, in the
United States and Canada. Outside North America, we sell our products directly to retailers as well as third party distributors in certain territories. Our sales are made primarily on a purchase order basis without long-term agreements or other forms of commitments. The loss of, or significant reduction in sales to, any of our principal retail customers or distributors could significantly harm our business and financial results. Our two largest customers, Wal-Mart
Stores, Inc. and Toys "R" Us, Inc., accounted for approximately 13% and 12%, respectively, of our worldwide net publishing revenues for our fiscal year ended
March 31, 2001 (10% and 9%, respectively, of our consolidated net revenues). Our five largest retailers, including Wal-Mart and Toys "R" Us, accounted for approximately 45% of our worldwide net publishing revenues for our fiscal year ended March 31, 2001 (34% of our consolidated net revenues). Our two largest customers, Wal-Mart and Toys "R" Us, accounted for approximately 13% and 9%, respectively, of our worldwide net publishing revenues for our fiscal year ended
March 31, 2000 (9% and 6%, respectively, of our consolidated net revenues). Our five largest retailers, including Wal-Mart and Toys "R" Us, accounted for approximately 37% of our worldwide net publishing revenues for our fiscal year ended March 31, 2000 (26% of our consolidated net revenues).

Our customers have the right to return our products and to receive pricing concessions and such rights could reduce our net revenues and results of operations.

     We are exposed to the risk of product returns and price protection with respect to our distributors and retailers. Return policies allow distributors and retailers to return defective, shelf-worn and damaged products in accordance with negotiated terms. Price protection policies, when negotiated and applicable, allow customers a credit against amounts they owe us with respect to merchandise unsold by them. We provide price protection to a number of our customers to manage our customers' inventory levels in the distribution channel.
We also offer a 90-day limited warranty to our end users that our products will be free from manufacturing defects. Although we maintain a reserve for returns and price protection, and although our agreements with a number of our customers place limits on product returns and price protection, we could be forced to accept

                                      -6-

substantial product returns and provide price protection to maintain our relationships with retailers and our access to distribution channels. Product returns and price protection that exceed our reserves could significantly harm our business and financial results.

We may be burdened with payment defaults and uncollectible accounts if our distributors or retailers cannot honor their credit arrangements with us.

     Distributors and retailers in the interactive entertainment software industry have from time to time experienced significant fluctuations in their businesses, and a number of them have failed. The insolvency or business failure of any significant retailer or distributor of our products could materially harm our business and financial results. We typically make sales to most of our retailers and some distributors on unsecured credit, with terms that vary depending upon the customer and the nature of the product. Although we have insolvency risk insurance to protect against our customers' bankruptcy, insolvency or liquidation, this insurance contains a significant deductible and a co-payment obligation, and the policy does not cover all instances of non-payment. In addition, while we maintain a reserve for uncollectible receivables, the reserve may not be sufficient in every circumstance. As a result, a payment default by a significant customer could significantly harm our business and financial results.

We may not be able to maintain our distribution relationships with key vendors.

     Our CD Contact, NBG and CentreSoft subsidiaries distribute interactive entertainment software products and provide related services in the Benelux territories, Germany and the United Kingdom, respectively, and, via export, in other European territories for a variety of entertainment software publishers, many of which are our competitors. These services are generally performed under limited term contracts. While we expect to use reasonable efforts to retain these vendors, we may not be successful in this regard. The cancellation or non-renewal of one or more of these contracts could significantly harm our business and financial results. Sony and Eidos products accounted for approximately 26% and 13%, respectively, of our worldwide net distribution revenues for our fiscal year ended March 31, 2001.

Our international revenues may be subject to regulatory requirements as well as currency fluctuations.

     Our international revenues have accounted for a significant portion of our total revenues. International sales and licensing accounted for 66%, 51% and 43%
of our total net revenues in our fiscal years ended March 31, 1999, March 31,
2000 and March 31, 2001, respectively. We expect that international revenues will continue to account for a significant portion of our total revenues in the future. International sales may be subject to unexpected regulatory requirements, tariffs and other barriers. Additionally, foreign sales which are made in local currencies may fluctuate. Presently, we do not engage in currency hedging activities. Although exposure to currency fluctuations to date has been insignificant, fluctuations in currency exchange rates may in the future have a material negative impact on revenues from international sales and licensing and thus our business and financial results.

Our software may be subject to governmental restrictions or rating systems.

     Legislation is periodically introduced at the local, state and federal levels in the United States and in foreign countries to establish a system for providing consumers with information about graphic violence and sexually explicit material contained in interactive entertainment software products. In addition, many foreign countries have laws that permit governmental entities to censor the content and advertising of interactive entertainment software. We believe that mandatory government-run rating systems eventually may be adopted in many countries that are significant markets or potential markets for our products. We may be required to modify our products or alter our marketing strategies to comply with new regulations, which could delay the release of our products in those countries.

                                      -7-

     Due to the uncertainties regarding such rating systems, confusion in the marketplace may occur, and we are unable to predict what effect, if any, such rating systems would have on our business. In addition to such regulations, certain retailers have in the past declined to stock some of our products because they believed that the content of the packaging artwork or the products would be offensive to the retailer's customer base. While to date these actions have not caused material harm to our business, we cannot assure you that similar actions by our distributors or retailers in the future would not cause material harm to our business.

Our software may be subject to legal claims.

     Within the past two years, two lawsuits, Linda Sanders, et al. v. Meow
Media, Inc., et al., United States District Court for the District of Colorado,
and Joe James, et al. v. Meow Media, Inc., et al., United States District Court
for the Western District of Kentucky, Paducah Division, have been filed against numerous video game companies, including us, by the families of victims who were shot and killed by teenage gunmen. These lawsuits allege that the video game companies manufactured and/or supplied these teenagers with violent video games, teaching them how to use a gun and causing them to act out in a violent manner.
While our general liability insurance carrier has agreed to defend us in these lawsuits, it is uncertain whether or not the insurance carrier would cover all or any amounts which we might be liable for if the lawsuits are not decided in our favor. If either of the lawsuits are decided against us and our insurance carrier does not cover the amounts we are liable for, it could have a material adverse effect on our business and financial results. It is possible that similar additional lawsuits may be filed in the future. Payment of significant claims by insurance carriers may make such insurance coverage materially more expensive or unavailable in the future, thereby exposing our business to additional risk.

We may face limitations on our ability to integrate additional acquired businesses or to find suitable acquisition opportunities.

     We intend to pursue additional acquisitions of companies, properties and other assets that can be purchased or licensed on acceptable terms and which we believe can be operated or exploited profitably. Some of these transactions could be material in size and scope. While we will continually be searching for additional acquisition opportunities, we may not be successful in identifying suitable acquisitions. As the interactive entertainment software industry continues to consolidate, we face significant competition in seeking and consummating acquisition opportunities. We may not be able to consummate potential acquisitions or an acquisition may not enhance our business or may decrease rather than increase our earnings. In the future, we may issue additional shares of our common stock in connection with one or more acquisitions, which may dilute our existing stockholders. Future acquisitions could also divert substantial management time and result in short term reductions in earnings or special transaction or other charges. In addition, we cannot guarantee that we will be able to successfully integrate the businesses that we may acquire into our existing business. Our stockholders may not have the opportunity to review, vote on or evaluate future acquisitions.

Our shareholder rights plan, charter documents and other agreements may make it more difficult to acquire us without the approval of our Board of Directors.

     We have adopted a shareholder rights plan under which one right entitling the holder to purchase one one-hundredth of a share of our Series A Junior
Preferred Stock at a price of $40 per share (subject to adjustment) is attached to each outstanding share of common stock. Such shareholder rights plan makes an acquisition of control in a transaction not approved by our Board of Directors more difficult. Our Amended and Restated By-laws have advance notice provisions for nominations for election of nominees to the Board of Directors which may make it more difficult to acquire control of us. Our long-term incentive plans provide for acceleration of stock options following a change in control, which has the effect of making an acquisition of control more expensive. A change in control constitutes a default under our revolving credit facility. In addition, some of our officers have severance compensation agreements that provide for substantial cash payments and acceleration of other benefits in the event of change in control. These agreements and

                                      -8-

arrangements may also inhibit a change
in control and may have a negative effect on the market price of our common stock.

Our stock price is highly volatile.

     The trading price of our common stock has been and could continue to be subject to wide fluctuations in response to certain factors, including:

          •    Quarter to quarter variations in results of operations

          •    Our announcements of new products

          •    Our competitors' announcements of new products

          •    Our product development or release schedule

          •    General conditions in the computer, software, entertainment, media or electronics industries

          •    Timing of the introduction of new platforms and delays in the actual release of new platforms

          •    Changes in earnings estimates or buy/sell recommendations by analysts

          •    Investor perceptions and expectations regarding our products, plans and strategic position and those of our competitors and customers

Other events or factors.

     In addition, the public stock markets experience extreme price and trading volume volatility, particularly in high technology sectors of the market. This volatility has significantly affected the market prices of securities of many technology companies for reasons often unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of our common stock.

We do not pay dividends on our common stock.

     We have not paid any dividends on our common stock and do not anticipate paying dividends in the near future. In addition, our revolving credit facility currently prohibits us from paying dividends on our common stock.

                                      -9-

                                ACTIVISION, INC.

     We are a leading international publisher of interactive entertainment software products. We have built a company with a diverse portfolio of products that spans a wide range of categories and target markets and that is used on a variety of game hardware platforms and operating systems. We have created, licensed and acquired a group of highly recognizable brands which we market to a growing variety of consumer demographics.

     Our products cover the action, adventure, extreme sports, racing, role playing, simulation and strategy game categories. We offer our products in versions which operate on the Sony PlayStation, Sony PlayStation 2, Nintendo 64
and Sega Dreamcast, console systems, the Nintendo Game Boy Color and Game Boy
Advance hand held devices, as well as on personal computers. Over the next few years, we plan to produce many titles for the recently released Sony PlayStation
2 console system and Game Boy Advance hand held device and the Microsoft Xbox and Nintendo GameCube console systems, which are expected to launch in North
America and Japan later this year and in Europe next year. At present we have
153 different titles in various stages of production, development and planning,
80 of which are in production and development and 73 of which are in various planning stages. Driven partly by the enhanced capabilities of the next generation of platforms, we believe that in the next few years there will be significant growth in the market for interactive entertainment software and we plan to leverage our skills and resources to extend our leading position in the industry.

     Our publishing business involves the development, marketing and sale of products, either directly, by license or through our affiliate label program with third party publishers. In addition to publishing, we maintain distribution operations in Europe that provide logistical and sales services to third party publishers of interactive entertainment software, our own publishing operations and manufacturers of interactive entertainment hardware.

     Our objective is to be a worldwide leader in the development, publishing and distribution of quality interactive entertainment software products that deliver a highly satisfying consumer entertainment experience. Our strategy includes the following elements:

     Create and Maintain Diversity in Product Mix, Platforms and Markets. We
believe that maintaining a diversified mix of products can reduce our operating risks and enhance profitability. Therefore, we develop and publish products spanning a wide range of product categories, including action, adventure, extreme sports, racing, role playing, simulation and strategy, and products designed for target audiences ranging from game enthusiasts and children to mass market consumers and "value priced" buyers. We develop, publish and distribute products that operate on Sony PlayStation and PlayStation 2, Sega Dreamcast and
Nintendo 64 console systems, Nintendo Game Boy hand held devices and the personal computer. In anticipation of the launch of Microsoft's Xbox and
Nintendo's GameCube and in response to the previous launch of other next generation platforms, we currently have 57 titles under development for next generation platforms. We typically release our console products for use on multiple platforms in order to reduce the risks associated with any single platform, leverage our costs over a larger installed base and increase unit sales.

     Create, Acquire and Maintain Strong Brands. We focus development and publishing activities principally on products that are, or have the potential to become, franchise properties with sustainable consumer appeal and brand recognition. These products can thereby serve as the basis for sequels, prequels and related new products that can be released over an extended period of time.
We believe that the publishing and distribution of products based in large part on franchise properties enhances predictability of revenues and the probability of high unit volume sales and operating profits. We have entered into a series of strategic relationships with the owners of intellectual property pursuant to which we have acquired the rights to publish products based on franchises such as Star Trek, various Disney films such as Toy Story 2 and Marvel Comics'
properties such as Spider?Man, X-Men and Blade. We have also capitalized on the success of our Tony Hawk's Pro Skater products to sign long term agreements, many of which are exclusive, with numerous other

                                      -10-

extreme sports athletes including superstars Mat Hoffman in BMX pro biking,
Kelly Slater in pro surfing, Shaun Palmer in snowboarding and Shaun Murray in wakeboarding.

     Enforce Disciplined Product Selection and Development Processes. The
success of our publishing business depends, in significant part, on our ability to develop games that will generate high unit volume sales and that can be completed up to our high quality standards. Our publishing units have implemented a formal control process for the selection, development, production and quality assurance of our products. We apply this process, which we refer to as the "Greenlight Process," to products under development with external, as well as internal resources. The Greenlight Process includes in-depth reviews of each project at five intervals during the development process by a team that includes several of our highest ranking operating managers and coordination between our sales and marketing personnel and development staff at each step in the process.

     We develop our products using a strategic combination of our internal development resources and external development resources acting under contract with us, some of whom are independent and some of whom are partly owned or otherwise controlled by us. We typically select our external developers based on their track record and expertise in producing products in the same category. One developer will often produce the same game for multiple platforms and will produce sequels to the original game. We believe that this selection process allows us to strengthen and leverage the particular expertise of our internal and external development resources.

     Continue to Improve Profitability. We are continually striving to reduce our risk and increase our operating leverage and efficiency with the goal of increased profitability. We believe the key factor affecting our profitability will be the success rate of our product releases. Therefore, our product selection and development process includes, as a significant component, periodic evaluations of the expected commercial success of products under development.
Through this process, titles that we determine to be less promising are either discontinued before we incur additional development costs, or if necessary, corrections can be made in the development process. In addition, our focus on cross platform releases and branded products will, we believe, contribute to this strategic goal.

     In order to further our emphasis on improved profitability, we have implemented a number of operational initiatives. We have significantly increased our product development capabilities by allocating a larger portion of our product development investments to experienced independent development companies working under contract with us, thereby taking advantage of specialized third party developers without incurring the fixed overhead obligations associated with increased internally employed staff. Our sales and marketing operations work with our studio resources to increase the visibility of new product launches and to coordinate timing and promotion of product releases. Our finance and administration and sales and marketing personnel work together to improve inventory management and receivables collections. We have broadly instituted objective-based reward programs that provide incentives to management and staff throughout the organization to produce results that meet our financial objectives.

     Grow Through Continued Strategic Acquisitions and Alliances. The
interactive entertainment industry is consolidating, and we believe that success in this industry will be driven in part by the ability to take advantage of scale. Specifically, smaller companies are more capital constrained, enjoy less predictability of revenues and cash flow, lack product diversity and must spread fixed costs over a smaller revenue base. Several industry leaders are emerging that combine the entrepreneurial and creative spirit of the industry with professional management, the ability to access the capital markets and the ability to maintain favorable relationships with strategic developers, property owners and retailers. Through ten completed acquisitions since 1997, we believe that we have successfully diversified our operations, our channels of distribution, our development talent pool and our library of titles, and have emerged as one of the industry's leaders. We intend to continue to expand our resources through acquisitions, strategic relationships and key license transactions. We expect to focus our acquisition strategy on increasing our development capacity through the acquisition of

                                      -11-

or investment in selected experienced development firms, and expanding our intellectual property library through licenses and strategic relationships with intellectual property owners.

     The Company's principal executive offices are located at 3100 Ocean Park
Boulevard, Santa Monica, California 90405, and its telephone number is (310)
255-2000. The Company also maintains offices in the United Kingdom, France,
Germany, Japan, Australia, Belgium, The Netherlands, New York, New York,
Madison, Wisconsin, St. Paul, Minnesota, Hollywood and Coral Gables, Florida and
Woodland Hills, California. The Company's World Wide Web home page is located at
http://www.activision.com.

                                      -12-

                                 USE OF PROCEEDS

     All net proceeds from the sale of the Activision shares of common stock will go to the stockholders who offer and sell their shares. Accordingly, the
Company will not receive any of the proceeds from the sale of the common stock being offered hereby for the account of the Selling Stockholders.

                              SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of shares of Activision common stock by the stockholders selling
Common Stock hereunder (the "Selling Stockholders") as of October 10, 2001, and
the number of shares of common stock being offered by this prospectus.

                        Beneficial Ownership of Common Stock    Number of Shares
     Name of                     Prior to the Offering           of Common Stock
Selling Stockholder   Number of Shares  Percentage of Class(1)  Being Offered(2)
------------------    ----------------  ---------------------   ----------------

Akemann, Peter            130,420                 *                 130,420
Likeness, Don             133,699                 *                 133,699
Steinmann, Eric           123,600                 *                 123,600
Capistrano, Shawn          28,261                 *                  28,261
Bare, Jason                 2,261                 *                   2,261
Bortoluzzi, Alex            4,525                 *                   4,525
Bower, Thad                 1,565                 *                   1,565
Brainerd, Wade              4,678                 *                   4,678
Busic, L. Christian         4,410                 *                   4,410
Busse, Christopher          8,719                 *                   8,719
Bustamante, Sergio          1,449                 *                   1,449
Chao, James                 4,716                 *                   4,716
Cook, David                 2,261                 *                   2,261
Doran, Nicholas             4,410                 *                   4,410
Erdman, Christopher C.      4,487                 *                   4,487
Fristrom, James             7,195                 *                   7,195
Gilman, Sukru               2,261                 *                   2,261
Hughes, Patrick             1,259                 *                   1,259
Ishihara, Glenn               458                 *                     458
John, Gregory               4,678                 *                   4,678
Krug, Barbara               2,261                 *                   2,261
Lakshmanan, Srini           2,261                 *                   2,261
Moriwaki, Yoshitomo G.      5,021                 *                   5,021
Nau, Mark                   7,920                 *                   7,920
Olson, Evan                 2,261                 *                   2,261
Palmer, Sean                2,899                 *                   2,899
Sahuc, Pascal               4,754                 *                   4,754
Soares, Christopher         7,195                 *                   7,195
Tolman, Charles             7,920                 *                   7,920

                                      -13-

                        Beneficial Ownership of Common Stock    Number of Shares
     Name of                     Prior to the Offering           of Common Stock
Selling Stockholder   Number of Shares  Percentage of Class(1)  Being Offered(2)
------------------    ----------------  ---------------------   ----------------

Tolman, Tiffany               992                 *                     992
Villasenor, Rose              840                 *                     840
Aeria, Zachary                243                 *                     243
Akaike, Akihiro               552                 *                     552
Akopyan, Loudvik               97                 *                      97
Altman, Matthew I              48                 *                      48
Anderson, Jennifer             24                 *                      24
Andrunas, John A.              96                 *                      96
Bains, David Andrew           120                 *                     120
Barasch, Alan                  96                 *                      96
Bendis, Scott                 538                 *                     538
Bryant, Jason                 312                 *                     312
Burgess, Joel                 408                 *                     408
Chen, Peter H.                 24                 *                      24
Chen, Tong                    424                 *                     424
Chien, Andy                   145                 *                     145
Cutler, Elizabeth              24                 *                      24
Davis, Wendy L.                24                 *                      24
Drageset, Craig I              48                 *                      48
Dumlao, Darwin                218                 *                     218
Eastepp, Travis               194                 *                     194
Edelstein, Paul A.            316                 *                     316
Fedasz IV, Stephen             72                 *                      72
Fiederer, Joerg T.            580                 *                     580
Giampa, Kristopher             24                 *                      24
Gluck, Florent                 48                 *                      48
Goldman, Daniel B.            121                 *                     121
Gonwick, Vanessa               48                 *                      48
Grace, Bradley                 97                 *                      97
Henne, Christian              509                 *                     509
Hosfeld, Ian Peter             24                 *                      24
Hurd, Eric A                   24                 *                      24
Ikeda, Lisa                   240                 *                     240
Jameson, Brian R.             120                 *                     120
Johnson, Sean C.               48                 *                      48
Juneau, Jason (Jay)            48                 *                      48
Kang, Win                      72                 *                      72
Kohout, Robert H.             120                 *                     120

                                      -14-

                        Beneficial Ownership of Common Stock    Number of Shares
     Name of                     Prior to the Offering           of Common Stock
Selling Stockholder   Number of Shares  Percentage of Class(1)  Being Offered(2)
------------------    ----------------  ---------------------   ----------------

Kovachev, Asen                218                 *                     218
Lauf, Jon                     388                 *                     388
Lawson, Brian                 170                 *                     170
Lydon, John                    24                 *                      24
Mailhot, Michel               364                 *                     364
Maza, Jeremiah                240                 *                     240
Mc Mahan, Michael             240                 *                     240
McAlpine, Terri N              24                 *                      24
McKesson, Jason L.            144                 *                     144
Mills, Nigel                  364                 *                     364
Morrisroe, Brian D             24                 *                      24
Morrow, Charles                48                 *                      48
Nugent, Joseph B.              72                 *                      72
Offermann, Alexander           48                 *                      48
Ono, Tomas K.                  48                 *                      48
Parker, Jeremy L.              48                 *                      48
Pasko, Kevin                  267                 *                     267
Pavone, Eric M.                96                 *                      96
Peterson, Dustin              288                 *                     288
Petty, Cameron S.              72                 *                      72
Pinder, Carl                  243                 *                     243
Probst, Timothy A.             96                 *                      96
Quach, Tuan (Tony)             48                 *                      48
Rakunas, Adam                 193                 *                     193
Rappaport, Douglas             48                 *                      48
Rhoades, Matthew B.            48                 *                      48
Rix, Aaron                    267                 *                     267
Rusch, Matthew S.              97                 *                      97
Salazar, Manuel               291                 *                     291
Samonte, Rey                  553                 *                     553
Sanchez, Roberto              168                 *                     168
SantaAna, Jake                359                 *                     359
Santat, Daniel                 48                 *                      48
Schenkelberg, Jeff D.          48                 *                      48
Schmidt, Kevin E.              24                 *                      24
Simkins, Gregory P.           120                 *                     120
Smilovitch, Tim               315                 *                     315
Stanev, Dimiter               216                 *                     216

                                      -15-

                        Beneficial Ownership of Common Stock    Number of Shares
     Name of                     Prior to the Offering           of Common Stock
Selling Stockholder   Number of Shares  Percentage of Class(1)  Being Offered(2)
------------------    ----------------  ---------------------   ----------------

Stone, Erik M.                 97                 *                      97
Swihart, Andrew D              24                 *                      24
Taylor, Greg                  267                 *                     267
Terletski, Dmitri             509                 *                     509
Tomatani, Kevin               192                 *                     192
Touevsky, Krassimir            24                 *                      24
Valenzuela, Joseph I.          96                 *                      96
Van Zelm, John                218                 *                     218
Vance, Michael K.             290                 *                     290
Wadey, Charles E.              48                 *                      48
Webster, Jon                  340                 *                     340
Whitehead, Paul               534                 *                     534
Zachary, James                412                 *                     412
Zamkoff, Johathan             264                 *                     264
Zide, Leonardo                 48                 *                      48
All Selling Stockholders
as a group                545,974                                   545,974

------------

*    Less than 1%.

(1)  Percentages are based on 33,889,016 shares of common stock that were issued and outstanding as of October 10, 2001.

(2)  This amount does not include the following, which are more fully described below: (i) 153,992 shares of Common Stock subject to certain software program delivery and revenue and certain escrow requirements; (ii)15,399 shares of Common Stock to be issued to certain Selling Stockholders upon completion of certain software program delivery and revenue requirements;
     and (iii) 54,685 shares of Common Stock that may be issued depending on the market price of Activision Common Stock during the twelve-month period ending September 27, 2002.

     The Company entered into an agreement and plan of merger (the "Merger
Agreement") with Activisions Publishing Inc., Treyarch Invention LLC
("Treyarch"), Don Likeness, Peter Akemann, Eric Steinmann, Shawn Capistrano and
Eric Steinmann, as representative of the persons listed on Schedule 1 thereto
(the "Members"). The transaction contemplated by the Merger Agreement was consummated on October 1, 2001.

     Pursuant to the Merger Agreement, certain of the Selling Stockholders entered into lock-up agreements under which they agreed that during a period
(the "Lock-Up Period") commencing on the date of execution of a purchase agreement ("Purchase Agreement") with Activision's managing underwriter under
Activision's Registration Statement on Form S-3 (Registration No. 333-66280),
and ending on the earlier of (1) ninety days from the date of execution of the
Purchase Agreement or (2) such other date as may be specified by the managing underwriter, the Selling Stockholders shall not sell, pledge, gift, hypothecate or otherwise dispose of more than one-third of the shares of Activision Common
Stock received in the transaction which have not already been sold or transferred prior to the commencement of the Lock-Up Period. The lock-up agreement terminates in the event no Purchase Agreement has been entered into by
Activision on or before December 31, 2001.

                                      -16-

     In addition, pursuant to a warranty escrow agreement an aggregate of
153,993 shares of Common Stock, or twenty-two percent (22%) of the total number of shares of Common Stock issued have been deposited in an escrow account in connection with the transaction (the "Escrow Shares"). The Escrow Shares have been deposited in order to ensure that the representations, warranties and covenants made by the former Treyarch Members under the Merger Agreement are not breached and in order to provide a source of indemnification to Activision pursuant to the Merger Agreement. In addition, the Escrow Shares are subject to release from escrow upon fulfillment of certain software program delivery and ranking requirements and certain revenue requirements, as described in the
Merger Agreement. In the event certain of the software program delivery and ranking requirements are met, certain of the Selling Stockholders are entitled to receive, in addition to the Escrow Shares, 15,399 shares of Common Stock.

     Certain of the Selling Stockholders are entitled to receive up to an additional 54,685 shares of Common Stock ("Additional Shares"), if the price per share of Activision Common Stock is not greater than or equal to $34.50 per share over any consecutive five-day trading period ending on or before September
27, 2002. The Additional Shares are not subject to the escrow and software program requirements described above.

     We will issue a prospectus supplement to reflect any increase in the number of shares of Common Stock offered for sale in the event the conditions described above are fulfilled.

     Prior to the acquisition of Treyarch by Activision, Treyarch was a party to various development agreements with Activision. Other than such contracts and the fact that the Selling Stockholders are employees of Treyarch, which became a wholly owned subsidiary of Activision on October 1, 2001 pursuant to the Merger
Agreement, none of the Selling Stockholders has had a material relationship with the Company within the past three years.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of Activision consists of 125,000,000 shares of Common Stock, $.000001 par value, 4,500,000 shares of Preferred Stock,
$.000001 par value and 500,000 shares of Series A Junior Preferred Stock,
$.000001 par value. As of October 10, 2001, there were 33,889,016 shares of
Activision Common Stock issued and outstanding, no Activision Preferred Stock issued and outstanding and no Activision Junior Preferred Stock issued and outstanding.

     Each outstanding share of Common Stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of Common Stock can elect all of the directors then standing for election. Subject to preferences which may be applicable to any outstanding shares of Preferred Stock and Junior Preferred Stock, holders of Common Stock are entitled to such distributions as may be declared from time to time by directors of the Company out of funds legally available therefor. The Company has not paid, and has no current plans to pay, dividends on its Common Stock. The Company intends to retain all earnings for use in its business.

     Holders of Common Stock have no conversion, redemption or preemptive rights to subscribe to any securities of the Company. All outstanding shares of Common
Stock are fully paid and nonassessable. In the event of any liquidation, dissolution or winding-up of the affairs of the Company, holders of Common Stock will be entitled to share ratably in the assets of the Company remaining after provision for payment of liabilities to creditors and preferences applicable to outstanding shares of Preferred Stock and Junior Preferred Stock.

     The rights, preferences and privileges of holders of Common Stock are subject to the rights of the holders of any outstanding shares of Preferred
Stock and Junior Preferred Stock. As of October 10, 2001, the

                                      -17-

Company had approximately 3,800 stockholders of record, excluding banks, brokers and depository companies that are stockholders of record for the account of beneficial owners.

     The transfer agent for the Common Stock of the Company is Continental Stock
Transfer & Trust Company, 2 Broadway, New York, New York 10004.

                              PLAN OF DISTRIBUTION

     The Common Stock may be sold from time to time by the Selling Stockholders, or by pledgees, donees, transferees or other successors in interest. Such sales may be made on one or more exchanges or in the over-the-counter market, or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The shares may be sold from time to time in one or more of the following transactions, without limitation: (a) a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction, (b) purchases by a broker or dealer as principal and resale by such broker or dealer or for its account pursuant to the Prospectus, as supplemented, (c) an exchange distribution in accordance with the rules of such exchange, and (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this
Prospectus, as supplemented. From time to time the Selling Stockholders may engage in short sales, short sales against the box, puts and calls and other transactions in securities of the Company or derivatives thereof, and may sell and deliver the shares in connection therewith.

     From time to time Selling Stockholders may pledge their shares pursuant to the margin provisions of their respective customer agreements with their respective brokers. Upon a default by a Selling Stockholder, the broker may offer and sell the pledged shares of Common Stock from time to time as described above.

     All expenses of registration of the Common Stock (other than commissions and discounts of underwriters, dealers or agents), estimated to be approximately
$28,809, shall be borne by the Company. As and when the Company is required to update this Prospectus, it may incur additional expenses in excess of this estimated amount.

                                  LEGAL MATTERS

     Certain legal matters in connection with the shares of Common Stock offered hereby have been passed upon by Robinson Silverman Pearce Aronsohn & Berman LLP,
New York, New York. Kenneth L. Henderson, one of our directors, is a managing partner of Robinson Silverman. In addition, Robinson Silverman owns approximately 10,000 shares of our common stock.

                                     EXPERTS

     Our consolidated financial statements and financial statement schedule as of March 31, 2000, and for each of the years in the two-year period ended March
31, 2000, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements as of and for the year ended March
31, 2001 incorporated by reference in this prospectus have been so incorporated by reference in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                      -18-

     We replaced KPMG as our principal accountant with PricewaterhouseCoopers, effective March 20, 2001. The action was recommended by the Audit Committee of our board of directors and approved by our board of directors. During our two fiscal years ended March 31, 2000 and three subsequent interim periods, there were no disagreements with KPMG LLP on any matter of accounting principles or practice, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of KPMG LLP, would have caused it to make a reference to the subject matter of the disagreement in connection with its report. KPMG LLP's reports on our financial statements for each of the years in the two-year period ended March 31, 2000 did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

                       WHERE YOU CAN FIND MORE INFORMATION

     We are a reporting company and file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange
Commission, or the SEC. You may inspect and copy such material at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W.,
Washington, D.C. 20549. You may also obtain copies of such material from the SEC at prescribed rates for the cost of copying by writing to the Public Reference
Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms.
You can also find our SEC filings at the SEC's web site at http://www.sec.gov.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act
of 1934:

     •    Our Annual Report on Form 10-K for the fiscal year ended March 31,
          2001, File No. 0-12699;

     •    Our Quarterly Report on Form 10-Q for the quarterly period ended June
          30, 2001, File No. 0-12699;

     •    Our Current Reports on Form 8-K filed on July 11, 2001, July 31, 2001 and October 4, 2001, File No. 0-12699;

     •    The description of our common stock and the rights associated with our common stock contained in our Registration Statement on Form S-3,
          Registration No. 333-46425, and our Registration Statement on Form
          8-A, File No. 001-15839, filed on April 19, 2000.

     You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

                                Activision, Inc.
                            3100 Ocean Park Boulevard
                         Santa Monica, California 90405
                                 (310) 255-2000
                            Attn: Investor Relations

                                      -18-

================================================================================

                                 770,051 Shares

                                ACTIVISION, INC.

                                  Common Stock

                                 ---------------
                                   PROSPECTUS
                                 ---------------

                                __________, 2001

================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

     The following table itemizes the expenses incurred by the Company in connection with the offering of the Common Stock being registered. All the amounts shown are estimates except the Securities and Exchange Commission (the
"Commission") registration fee.

                    Item                                                 Amount

Registration Fee - Securities and Exchange Commission............       $ 6,109

Nasdaq Additional Listing Fee....................................         7,700

Legal Fees and Expenses..........................................         7,500

Accounting Fees and Expenses.....................................         5,000

Miscellaneous....................................................         2,500
                                                                      ----------

TOTAL............................................................       $28,809
                                                                      ==========

Item 15. Indemnification of Directors and Officers

     Section 145 of the Delaware General Corporation Law ("DGCL"), paragraph B of Article SIXTH of the Company's Amended and Restated Certificate of
Incorporation and paragraph 5 of Article VII of the Company's By-laws provide for the indemnification of the Company's directors and officers in a variety of circumstances, which may include liabilities under the Securities Act of 1933, as amended (the "Securities Act").

     Paragraph B of Article SIXTH of the Amended and Restated Certificate of
Incorporation provides mandatory indemnification rights to any officer or director of the Company who, by reason of the fact that he or she is an officer or director of the Company, is involved in a legal proceeding of any nature.
Such indemnification rights shall include reimbursement for expenses incurred by such officer or director in advance of the final disposition of such proceeding in accordance with the applicable provisions of the DGCL. Paragraph 5 of Article
VII of the Company's By-laws currently provide that the Company shall indemnify its directors and officers to the fullest extent permitted by the DGCL.

     Paragraph A of Article SIXTH of the Amended and Restated Certificate of
Incorporation contains a provision which eliminates the personal liability of a director to the Company and its stockholders for certain breaches of his or her fiduciary duty of care as a director. This provision does not, however, eliminate or limit the personal liability of a director (i) for any breach of such director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under the Delaware statutory provision making directors personally liable, under a negligence standard, for unlawful dividends or unlawful stock repurchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. This provision offers persons who serve on the Board of Directors of the Company protection against awards of monetary damages resulting from negligent (except as indicated above)
and "grossly" negligent actions taken in the performance of their duty of care, including grossly negligent business decisions made in connection with takeover proposals for the Company. As a result of this provision, the ability of the
Company or a stockholder thereof to successfully prosecute an action against a director for a breach of his duty of care has been limited. However, the provision does not affect the availability of equitable remedies such as an injunction or rescission based upon a director's breach of his duty of care.

     The Company maintains a directors' and officers' insurance policy which insures the officers and directors of the Company from any claim arising out of an alleged wrongful act by such persons in their respective capacities as officers and directors of the Company. In addition, the Company has entered into indemnification agreements with its officers and directors containing provisions which are in some respects broader than the specific indemnification provisions contained in the DGCL. The indemnification agreements require the Company, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature) and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. The Company believes that these agreements are necessary to attract and retain qualified persons as directors and officers.

     It is currently unclear as a matter of law what impact these provisions will have regarding securities law violations. The Commission takes the position that indemnification of directors, officers and controlling persons against liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and therefore is unenforceable.

Item 16. Exhibits

     (a)  Exhibits:

          2.1  Agreement and Plan of Merger dated as of September 28, 2001, among Activision, Inc., Activision Publishing, Inc., Treyarch
               Invention LLC, Don Likeness, Peter Akemann, Eric Steinmann, Shawn
               Capistrano and Eric Steinmann, as representative of the persons listed on Schedule 1 thereto.

          5.1  Opinion of Robinson Silverman Pearce Aronsohn & Berman LLP as to
               the legality of securities being registered.

          23.1 Consent of Robinson Silverman Pearce Aronsohn & Berman LLP
               (included as part of Exhibit 5.1).

          23.2 Consent of KPMG LLP.

          23.3 Consent of PricewaterhouseCoopers LLP.

          24.1 Power of attorney (included on signature page).

Item 17. Undertakings

     The Company hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the
     Securities Act;

                                      II-2

          (ii) To reflect in the Prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Company pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934,
as amended (the "Exchange Act"), that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities
Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The Company hereby further undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The Company hereby further undertakes to deliver or cause to be delivered with the Prospectus, to each person to whom the Prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the Prospectus and furnished pursuant to and meeting the requirements of Rule
14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the Prospectus, to deliver, or cause to be delivered to each person to whom the Prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the Prospectus to provide such interim financial information.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities
Act and will be governed by the final adjudication of such issue.

                                      II-3

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Santa Monica, State of California, on October 16,
2001.

                                        ACTIVISION, INC.

                                        By:/s/ Robert A. Kotick
                                           --------------------------------------
                                           Robert A. Kotick, Chairman and
                                           Chief Executive Officer

                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Robert A. Kotick and Brian G. Kelly, and each or any of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective documents in connection therewith), with the Securities and
Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

        Name                            Title                         Date
        ----                            -----                         ----

/s/ Robert A. Kotick       Chairman, Chief Executive Officer    October 16, 2001
------------------------   (Principal Executive Officer)
(Robert A. Kotick)         and Director

/s/ Brian G. Kelly         Co-Chairman and Director             October 16, 2001
------------------------
(Brian G. Kelly)

/s/William J. Chardavoyne  Chief Financial Officer              October 16, 2001
------------------------   (Principal Financial and
(William J. Chardavoyne)    Accounting Officer)

/s/ Kenneth L. Henderson   Director                             October 16, 2001
------------------------
(Kenneth L. Henderson)

/s/ Barbara S. Isgur       Director                             October 16, 2001
------------------------
(Barbara S. Isgur)

/s/ Steven T. Mayer        Director                             October 16, 2001
------------------------
(Steven T. Mayer)

/s/ Robert J. Morgado      Director                             October 16, 2001
------------------------
(Robert J. Morgado)

                                      II-4

                                  EXHIBIT INDEX

Exhibit No.                    Description

     2.1  Agreement and Plan of Merger dated as of September 28, 2001, among
          Activision, Inc., Activision Publishing, Inc., Treyarch Invention LLC,
          Don Likeness, Peter Akemann, Eric Steinmann, Shawn Capistrano and Eric
          Steinmann, as representative of the persons listed on Schedule 1 thereto.

     5.1  Opinion of Robinson Silverman Pearce Aronsohn & Berman LLP as to the
          legality of securities being registered.

     23.1 Consent of Robinson Silverman Pearce Aronsohn & Berman LLP (included as part of Exhibit 5.1).

     23.2 Consent of KPMG LLP.

     23.3 Consent of PricewaterhouseCoopers LLP.

     24.1 Power of attorney (included on signature page).